PRINCIPLED ADVISORS, INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principled Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 South Avenue
(No. and Street)

Staten Island	NY	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini — 877-860-0900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Girellini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Principled Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL J KEEL
Notary Public - State of New York
NO. 01KE6349072
Qualified in Richmond County
My Commission Expires Oct 11, 2024

Signature

Chairman & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report on Management's Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

PRINCIPLED ADVISORS, INC.

CONTENTS

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Principled Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principled Advisors, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
February 1, 2021

25 N. St. Paul Street, Suite 3100
allas, TX 75201
www.hartgravesllc.com
(214) 738-19
admin@hartgravesllc.co

PRINCIPLED ADVISORS, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 101,180
Accounts receivable	177,985
Prepaid expenses	239
Total Assets	$ 279,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 4,000
Total Liabilities	4,000
Stockholders' equity	
Common stock, 50,000,000 shares authorized with no par value, 2,000,000 shares issued and outstanding	89,020
Retained earnings	186,384
Total Stockholders' Equity	275,404
	$ 279,404

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Principled Advisors, Inc. (the "Company") is an independent broker-dealer registered with the Securities Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated in the State of New Jersey on February 9, 2004.

The Company's operations primarily consist of providing advisory services to 401k plans at both the plan and participant level.

For purposes of reporting cash flows, cash equivalents are defied as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

From time to time the Company has balances in excess of federally insured limits, and as such, the amounts of cash in excess of federally insured limits may be at risk of loss in the event of insolvency of the financial institution where the funds are deposited.

Accounts receivable consists primarily of advisory fees and are generally collected in full in the month following their accrual. As such, management has no recorded an allowance for doubtful accounts on these receivables.

The Company has three primary lines of business: (1) advisory fees, (2) fee income (3) distribution fees. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the Statement of Operations. Advisory fees, fee income and distribution fees are generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount.

1. Advisory Fees

   The Company provides investment advisory services for its customers on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

2. Fee Income

   The Company receives fees from referring it's customers to various service providers. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered. The revenue will not be recognized until it is probable that a significant reversal will not occur.

3. Distribution Fees

   The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the

Note 1 - Summary of Significant Accounting Policies, continued

revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of approximately $102,236 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the shareholder's income tax return. The income taxes reflected in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for the temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.